

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2015

<u>Via E-mail</u>
José María Calvo-Sotelo
Director
VeloNewco Limited
c/o Legalinx Ltd
One Fetter Lane,
London, EC4A 1BR

> **Re: VeloNewco Limited**
> **Amendment No. 2 to Registration Statement on Form F-4**
> **Filed July 21, 2015**
> **File No. 333-203921**

Dear Mr. Calvo-Sotelo:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 10, 2015 letter.

<u>Exhibits 5.1 and 8.4</u>

1.   We note the revisions to the opinion in response to comment 10 in our July 10, 2015 letter. The revised language in the last two paragraphs of the opinion appears to continue to limit reliance on the opinion by purchasers of the securities. We do not accept any limitation on reliance. Refer to Section II.B.3.d. of Staff Legal Bulletin No. 19 for guidance. Please further revise the opinion to remove such limitations or advise us as appropriate. Similarly, revise Exhibit 8.4 as appropriate.

   You may contact Myra Moosariparambil, Staff Accountant, at (202) 551-3796 or Craig Arakawa, Accounting Branch Chief, at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Ken Schuler, Staff

Engineer, at (202) 551-3718 if you have questions regarding engineering comments. Please contact Corey Jennings in the Office of International Corporate Finance at (202) 551-3258 if you have questions regarding international comments. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director

cc: Joel F. Herrold, Esq.
        Cravath Swaine & Moore LLP